UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G


Under the Securities Exchange Act of 1934

(Amendment No. ________________)*


Hanover Bancorp, Inc.
(Name of Issuer)


Common Stock
(Title of Class of Securities)


410707103
(CUSIP Number)


Check the following box if a fee is being paid with this statement ______ (A fee is not required if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act 1934 ("Act") or otherwise subject to the liabilities of that section of the Act shall be subject to all other provisions if the Act (however, see the Notes).

CUSIP NO. 410707103                             13G



1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 BANK OF HANOVER AND TRUST COMPANY
                 23-6392818

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                  A ____
                                                  B ____

3        SEC USE ONLY


4        CITIZENSHIP OR PLACE OF ORGANIZATION
                 "HANOVER, PENNSYLVANIA"

                         5        SOLE VOTING POWER
NUMBER OF                                 "195,713"
SHARES
BENEFICIALLY             6        SHARED VOTING POWER
OWNED BY
EACH
REPORTING                7        SOLE DISPOSITIVE POWER
PERSON WITH                               "195,713"

                         8        SHARED DISPOSITIVE POWER


9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 "195,713"

10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                 6.67%

12       TYPE OF REPORTING PERSON
                 BK

SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                  February 11, 1997
                                                           Date


                                                  \s\ Paul Stevenson
                                                           Signature


                                                  Vice President/Trust Officer
                                                           Name/Title